UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61114 /December 4, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13680

In the Matter of	:
	:
MASTERPIECE TECHNOLOGY GROUP,	:
MBC HOLDING CO.,	:
MC INDUSTRIAL GROUP, INC.,	: ORDER MAKING FINDINGS
MC LIQUIDATING CORP.,	: AND REVOKING
MEDCO HEALTH CORP.,	: REGISTRATIONS BY DEFAULT
MERIDIAN NATIONAL CORP.,	: AS TO NINE RESPONDENTS
METASOURCE GROUP, INC.,	:
MICEL CORP.,	:
MICROENERGY, INC., and	:
MICROLEAGUE MULTIMEDIA, INC.	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on November 9, 2009. The Division of Enforcement has provided evidence that all Respondents have been served with the OIP in conformance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due ten days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. Respondents were put on notice, by Order dated November 17, 2009, that failure to file an Answer could result in default. To date, no Answers have been received and the time for filing Answers has expired.

Accordingly, Masterpiece Technology Group, Inc. (Masterpiece)[1], MC Industrial Group, Inc. (MC Industrial), MC Liquidating Corp. (MC Liquidating), Medco Health Corp. (Medco), Meridian National Corp. (Meridian), MetaSource Group, Inc. (MetaSource), Micel Corp. (Micel), MicroENERGY, Inc. (MicroENERGY), and MicroLeague Multimedia, Inc. (MicroLeague) (together, Respondents), are in default for failing to file an Answer and for failing to otherwise defend the proceeding.[2] See 17 C.F.R. §§ 201.155(a) and .220(f). As permitted by 17 C.F.R. § 201.155(a), the following allegations in the OIP are deemed to be true.

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[1] The OIP lists Masterpiece as "Masterpiece Technology Group" but Masterpiece's name, as it appears in Commission filings, is "Masterpiece Technology Group, Inc." All other references to Masterpiece set forth in the OIP are correct, including its CIK number, 1041711, which uniquely identifies Masterpiece within the Commission's EDGAR database.

[2] The proceeding has ended as to MBC Holding Co. which entered into a settlement with the Commission. Masterpiece Tech. Group, Exchange Act Release No. 61092 (Dec. 2, 2009).

Masterpiece, CIK No. 1041711, is an expired Utah corporation located in Loveland, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Masterpiece is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2000, which reported a net loss of over $3.35 million for the prior nine months. As of November 6, 2009, Masterpiece's stock (symbol MPTG) was traded on the over-the-counter markets.

MC Industrial, CIK No. 1267760, is a void Delaware corporation located in Lakewood, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MC Industrial is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2004.

MC Liquidating, CIK No. 943357, is a dissolved Washington corporation located in Southfield, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MC Liquidating is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1997, which reported a net loss of $69,549 for the prior nine months.

Medco, CIK No. 315904, is a permanently revoked Nevada corporation located in Englewood Cliffs, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Medco is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of $490,112 since Medco's July 1, 1994, inception.

Meridian, CIK No. 717192, is a void Delaware corporation located in Toledo, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Meridian is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2000, which reported a net loss of $139,794 for the prior three months. On May 1, 2001, Meridian ceased regular operations. As of November 6, 2009, Merdian's stock (symbol MRCO) was traded on the over-the-counter markets.

MetaSource, CIK No. 1098284, is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MetaSource is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of over $1.37 million for the prior three months. As of November 6, 2009, MetaSource's stock (symbol MTSR) was traded on the over-the-counter markets.

Micel, CIK No. 874788, is an inactive New York corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Micel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $267,000 for the prior six months.

MicroENERGY, CIK No. 740622, is a void Delaware corporation located in Carol Stream, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MicroENERGY is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1999, which reported a net loss of $954,762 for the prior nine months.

MicroLeague, CIK No. 1010395, is a Pennsylvania corporation located in Lancaster, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MicroLeague is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of over $5.9 million for the prior nine months. On December 23, 1997, MicroLeague filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Pennsylvania, and the case was terminated on August 10, 2000. As of November 6, 2009, MicroLeague's stock (symbol MLMIQ) was traded on the over-the-counter markets.

As discussed in more detail above, Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Masterpiece Technology Group, Inc., MC Industrial Group, Inc., MC Liquidating Corp., Medco Health Corp., Meridian National Corp., MetaSource Group, Inc., Micel Corp., MicroENERGY, Inc., and MicroLeague Multimedia, Inc., are revoked.

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Robert G. Mahony
Administrative Law Judge